Management's Discussion and Analysis
                                 August 31, 2004

The following discussion and analysis should be read in conjunction with Vasogen's unaudited interim consolidated financial statements and the accompanying notes, which have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada for interim financial statements. This discussion and analysis should be read in conjunction with the 2003 Management's Discussion and Analysis and the 2003 annual audited financial statements, which are available on our website. All amounts are expressed in Canadian dollars, unless otherwise noted. Annual references are to the Company's fiscal years, which end on November 30. In this report, "we," "us," and "our" refer to Vasogen Inc. and our subsidiaries.

OVERVIEW

Our goal is to develop and successfully commercialize immune modulation therapies for the treatment of cardiovascular, neurological, and other chronic inflammatory diseases. Our lead product, Celacade(TM) (immune modulation therapy), is currently in pivotal phase III clinical trials for the treatment of chronic heart failure ("HF") and peripheral arterial disease ("PAD"). Celacade(TM) is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptotic cells. Celacade(TM) up-regulates the expression of cell surface molecules that interact with specific receptors on antigen presenting cells ("APCs") to modulate the production of cytokines - potent chemical messengers that initiate and control inflammation. Celacade(TM) is administered during an outpatient procedure utilizing our proprietary medical device technology. We are also developing a new class of drugs designed to interact with specific receptors on APCs to regulate cytokine levels and control inflammation. VP025, our lead product candidate from this new class of drugs, is in preclinical development for the treatment of neuro-inflammatory disorders.

The following table sets out the stage of development for each of our product candidates:


Product Candidate    Indications                      Development Status

Celacade(TM)         Chronic heart failure            Pivotal phase III clinical trial
Celacade(TM)         Peripheral arterial disease      Pivotal phase III clinical trial
VP025                Neuro-inflammatory conditions    Preclinical

We plan to achieve our goal by pursuing the following strategies:

Develop and successfully commercialize Celacade(TM) for unmet medical needs

We believe that Celacade(TM) has the potential to address unmet medical needs and to provide a safe and effective addition to the standard of care for chronic HF and PAD. We also believe that Celacade(TM) has the potential to become a first-in-class therapy targeting chronic inflammation in cardiovascular disease. We are collaborating with opinion leaders in cardiovascular medicine to conduct our phase III clinical trials and we believe that, upon successful completion of these trials, these collaborations will enhance the potential for Celacade(TM) to be adopted as part of the standard of care in these conditions. Our phase III trials are designed to support regulatory approvals and market introduction in North America and Europe. Through alliances with established healthcare companies, we plan to establish the sales and marketing capability needed to promote the adoption of Celacade(TM) by the medical community.

Continue to build a portfolio of immune modulation therapies targeting inflammatory diseases

We have identified a new class of drugs. This new class of drugs represents a platform technology from which we may derive other product candidates for development and commercialization. We are currently testing our lead formulation, called VP025, across a number of preclinical models of neuro-inflammation. Based on this work, we expect to file an IND submission to initiate a phase I clinical trial early next year.

Partner with companies that can help us to leverage our core competencies

We have a strategic alliance with Quest Diagnostics Incorporated for the outpatient delivery of Celacade(TM) in the United States. We intend to establish additional alliances, primarily to support marketing and sales of our products, in the United States, Canada, and the rest of the world. We will seek to maximize our long-term economic returns through alliances with established healthcare companies with cardiovascular marketing and sales capabilities.


RESULTS OF OPERATIONS

Research and Development

We are a development-stage enterprise and dedicate the majority of our cash resources to research and development ("R&D") activities. The changes in R&D expenditures, and their key components, for the three months and nine months ended August 31, 2004 and August 31, 2003 are reflected in the following table:

-------------------------------------------------------------------------------------------------------
                                              Three Months Ended            Nine Months Ended
-------------------------------------------------------------------------------------------------------
                                                          Increase                       Increase
R&D Expenditures (in millions of dollars,  2004    2003   (Decrease)     2004    2003    (Decrease)
except percentages)
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Clinical costs:
-------------------------------------------------------------------------------------------------------
  Direct                                   $8.5    $2.9   $5.6           $21.5   $6.0    $15.5
-------------------------------------------------------------------------------------------------------
  Indirect                                 3.8     1.7    2.1            9.6     5.0     4.6
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Preclinical costs                          1.1     0.7    0.4            3.1     1.6     1.5
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Intellectual property costs                0.5     0.5    0.0            1.6     1.3     0.3
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Other costs                                0.0     0.0    0.0            0.4     0.3     0.1
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Total R&D Expenditures                     $13.9   $5.8   $8.1           $36.2   $14.2   $22.0
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
R&D expenditures as a percentage of the    77%     69%    8%             76%     66%     10%
sum of R&D and General Administrative
Expenditures
-------------------------------------------------------------------------------------------------------

As a company moves its product towards commercialization in the biotechnology/ pharmaceutical industry, investment in clinical development of the product increases significantly. The investment associated with phase III clinical trials are generally substantially greater than those for phase II trials as the number of clinical sites and patients required is typically much larger. As this investment in our lead product, Celacade(TM), is expensed for accounting purposes, it is the key driver in the increased loss in both periods - a direct result of advancing our clinical programs forward.

Our phase III clinical programs in PAD and chronic HF, discussed in detail below, account for the majority of the increase in R&D spending during the three month and nine month periods ending August 31, 2004, over the comparable periods in 2003. This increase was driven primarily by the increased recruitment of patients and the initiation of new clinical sites in our two phase III clinical trials. The number of new clinical site initiations increased by approximately 170% and 140% for the nine month and three month periods ended August 31, 2004 respectively, as compared to the same periods in 2003. The number of patients recruited into these trials, which is a key driver of R&D costs, also increased substantially during these two periods as compared to 2003. Direct costs to support these programs include expenses for clinical site fees, study monitoring, and technology support. Indirect costs to support these programs consist of salaries, professional fees, and other support costs.

We continue to advance our pivotal phase III ACCLAIM trial investigating the impact of Celacade(TM) on reducing the risk of mortality and morbidity in advanced chronic heart failure patients. ACCLAIM is designed to support regulatory approval and marketing of Celacade(TM) for the treatment of advanced heart failure in North America and Europe. With the granting of the CE Mark regulatory approval in Europe for Celacade(TM) for the treatment of chronic heart failure, we are now including select European opinion leaders as we launch the final sites in our ACCLAIM trial infrastructure. The Global Principal Investigator and Chairman of the Steering Committee for the ACCLAIM trial is Dr. James Young, Chairman, Division of Medicine, The Cleveland Clinic Foundation and Medical Director of the Kaufman Center for Heart Failure in Cleveland.

The primary outcome measure for the ACCLAIM trial is the composite endpoint of all-cause mortality or cardiovascular hospitalization (time to first event). The trial, which has been approved to enroll up to 2,016 patients will conclude when a minimum of 701 events (defined as death or first cardiovascular hospitalization) have occurred and all patients have been followed for at least six months. We currently anticipate that patient recruitment into the ACCLAIM trial will be completed by the end of Q1 2005, and, subject to achieving the pre-specified number of minimum events, we expect the primary endpoint of the study to be completed during Q3 2005.

The initiation of our ACCLAIM trial was based on our double-blind, placebo-controlled, phase II clinical trial conducted in 73 patients with advanced chronic HF. The results of this study, which have been published in the Journal of the American College of Cardiology, demonstrated a significant reduction in the risk of death and hospitalization. Celacade(TM) was also shown to be well tolerated with no treatment-related serious adverse side effects.

We are also currently enrolling patients with PAD in our pivotal phase III SIMPADICO clinical trial to further investigate the impact of Celacade(TM) on improving the symptom of intermittent claudication. This trial is designed to support regulatory approvals and commercial introduction in the United States, Canada, and Europe. The Principal Investigator and Chairman of the Steering Committee for the SIMPADICO trial is Dr. Jeffrey Olin, Director, Vascular Medicine Program, The Zena and Michael A. Wiener Cardiovascular Institute, Mount Sinai School of Medicine, New York.

The SIMPADICO trial is designed to enroll up to 500 patients with Fontaine stage II disease (symptomatic PAD). The primary endpoint of the trial is the change in maximal treadmill walking distance over six months. We currently anticipate that completion of patient recruitment for the SIMPADICO trial will occur by the end of Q4 2004 and expect the primary endpoint of the study to be completed by the end of Q2 2005. The trial design also calls for a follow-up of all patients after 12 months of therapy.

The initiation of our SIMPADICO trial was based on results obtained from the completion of a double-blind, placebo-controlled phase II clinical trial in 85 patients with moderate to severe PAD, which were published in the European Journal of Vascular and Endovascular Surgery. In addition to demonstrating that patients with moderate and severe intermittent claudication receiving Celacade(TM) walked further before the onset of pain, the study showed that Celacade(TM) was well tolerated with no treatment-related serious adverse side effects.

Our preclinical research is focused on developing a new class of drugs to treat diseases characterized by chronic inflammation. VP025, our lead product candidate from this new class of drugs, is in preclinical development for the treatment of neurological conditions characterized by chronic inflammation, which may include such disorders as Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis (ALS), also known as Lou Gehrig's disease. Preclinical research has shown that the effects of VP025 cross the blood-brain barrier, produce potent anti-inflammatory activity, and result in the preservation of the function of specific neural pathways involved in memory and learning.

In July, preclinical research demonstrating the ability of VP025 to reverse a measure of the memory and learning impairment associated with aging was presented at the Fourth Federation of European Neuroscience Societies in Lisbon, Portugal, by Dr. Marina Lynch from the Department of Physiology at Trinity College in Ireland. In October, preclinical research demonstrating the ability of VP025 to significantly delay the onset of disease and increase survival in a model of ALS was presented at the 128th Annual Meeting of the American Neurological Association in Toronto. This research was conducted under the direction of Dr. Stanley Appel, Chief of Neurology at the Methodist Hospital, Professor of Neurology at Baylor College of Medicine, and member of Vasogen's Scientific Advisory Board. In ALS, the immune system actively contributes to motor neuron injury through inflammatory processes.

The increase in R&D expenditures associated with preclinical research activities is primarily the result of ongoing studies investigating the therapeutic potential of VP025 in a number of models of neuro-inflammatory disease, as well as other preclinical studies necessary to support advancing VP025 into clinical development.

Our research and development initiatives have resulted in the filing of numerous patent applications. We currently have 19 U.S. patents and 160 patents granted in other jurisdictions. Our intellectual property expenditures primarily consist of fees paid to patent offices worldwide and to external patent counsel. These costs are included in R&D expenditures and are expensed as incurred. This expenditure is a result of advancing our patent protection into additional countries as a result of international grants and additional patent and trademark activities associated with protecting new developments in our product pipeline and with respect to our existing technologies.

More details on our clinical development and research programs can be found in our Annual Report and Annual Information Form.

We expense all research and development costs. The majority of our research is outsourced to medical institutions, under contractual agreements, for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined milestones. The costs of our prepaid clinical supplies are deferred, on the basis that these supplies have future alternative uses related to the various clinical applications of Celacade(TM), and are expensed as they are shipped to outsourced research centers or clinical sites.

The cost of Vasogen's acquired technology, representing part of our platform medical device technology, is amortized straight-line over 20 years in recognition of the term of the acquired patent.

Our ability to recover the carrying value of our technology and clinical supplies is impacted by several factors including, but not limited to, the progress of clinical trials, our ongoing ability to fund clinical trials, feedback and decisions from the health regulators on the clinical trial results, technological obsolescence, the development of our patent portfolio, the ability to defend any claims made by third parties against our intellectual property, and our financial ability to launch claims against those third parties who may infringe our intellectual property. We are not aware of any factors that would impair the carrying value of acquired technology or the clinical supplies, which would result in a material loss to our Company.

General and Administration

The changes in general and administration expenditures, and their key components, for the three months and nine months ended August 31, 2004 and August 31, 2003 are reflected in the following table:

-------------------------------------------------------------------------------------------------------
                                               Three Months Ended            Nine Months Ended
-------------------------------------------------------------------------------------------------------
General and Administration Expenditures                    Increase                      Increase
(in millions of dollars)                    2004    2003   (Decrease)    2004     2003   (Decrease)
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Infrastructure and other support costs      $3.3    $2.0   $1.3          $9.2     $5.8   $3.4
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Insurance                                   0.4     0.3    0.1           1.0      0.8    0.2
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Professional fees                           0.4     0.3    0.1           1.0      0.6    0.4
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Total General and Administration            $4.1    $2.6   $1.5          $11.2    $7.2   $4.0
Expenditures
-------------------------------------------------------------------------------------------------------

Infrastructure and other support costs include salaries and related employee costs for those employees not directly involved in research and development, as well as all facility-related and information technology expenditures. This increase is primarily driven by an increase in employees to 141 at August 31, 2004 from 77 at August 31, 2003. Professional fees include expenditures for legal, tax, accounting, and other specialized services. Infrastructure support costs and professional fees have increased to support our expanding clinical programs, and for corporate, marketing, legal, and business development activities associated with preparing for the commercialization of our products.

Foreign Exchange

-------------------------------------------------------------------------------------------------------
                                                Three Months Ended              Nine Months Ended
-------------------------------------------------------------------------------------------------------
Foreign Exchange (in millions of                         Increase                        Increase
dollars)                                 2004    2003    (Decrease)     2004    2003     (Decrease)
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Foreign exchange loss (gain)             $2.1    ($2.2)  $(4.3)         ($0.5)  ($1.9)   $(1.4)
-------------------------------------------------------------------------------------------------------

Our statement of operations includes a foreign exchange loss for the three months ended August 31, 2004 as a result of the weakening of the U.S. dollar relative to the Canadian dollar during this period and a foreign exchange gain for the nine months ended August 31, 2004 as a result of the strengthening of the U.S. dollar relative to the Canadian dollar during this nine-month period. While our functional currency is the Canadian dollar, the funds raised in the financings that we completed in 2003 and 2004 were in U.S. dollars, and they are subject to fluctuations in the U.S. exchange rate. We are holding U.S. dollars in anticipation of the significant U.S. dollar R&D expenses that we expect to incur with respect to our clinical trials and therefore this exchange rate fluctuation, though significant from an accounting point of view, does not affect our ability to pay these U.S. dollar denominated R&D expenditures.

Investment Income

-------------------------------------------------------------------------------------------------------
                                               Three Months Ended             Nine Months Ended
-------------------------------------------------------------------------------------------------------
Investment Income (in millions of dollars)                 Increase                         Increase
                                            2004   2003    (Decrease)     2004    2003    (Decrease)
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Investment income                           $0.4   $0.3    $0.1           $1.0   $0.8     $0.2
-------------------------------------------------------------------------------------------------------

For the three and nine months ended August 31, 2004 investment income has increased when compared to the same period in 2003. This resulted from an increase in cash invested in marketable securities.

Loss

-------------------------------------------------------------------------------------------------------
                                             Three Months Ended             Nine Months Ended
-------------------------------------------------------------------------------------------------------
Loss (in millions of dollars, except                      Increase                        Increase
per-share amounts)                        2004    2003    (Decrease)     2004    2003    (Decrease)
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Loss                                      $19.6   $5.9    $13.7          $45.8   $18.6   $27.2
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Loss per share                            $0.27   $0.10   $0.17          $0.67   $0.34   $0.33
-------------------------------------------------------------------------------------------------------

As discussed above, the increased loss resulted mainly from higher costs associated with the expansion of our clinical programs. The increased loss in the third quarter of 2004, compared to the second quarter 2004, is mainly driven by the impact of the significant fluctuation in the value of the U.S. dollar relative the Canadian dollar over this period and its impact on us as discussed above. The impact of this exchange rate fluctuation is highlighted in the table below:

                                     Q3 2004                    Q2 2004

Loss per above                       19.6 million               14.1 million
FX Gain (Loss)                       (2.1) million              2.0 million
Loss before foreign exchange         17.5 million               16.1 million

As mentioned above, this exchange rate fluctuation, though significant from an accounting point of view, does not affect our ability to pay these U.S. dollar denominated R&D expenditures. The increase in the loss before foreign exchange resulted mainly from higher costs associated with the ramping up of our clinical programs.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations primarily from public and private sales of equity, the exercise of warrants and stock options, and interest on funds held for future investments.

On March 4, 2004, we completed a public offering for gross proceeds of $76.9 million (US$57.7 million), resulting in the issuance of 9.8 million common shares at a price of $7.92 (US$5.90) per share.

For the three months ended August 31, 2004, we received a nominal amount from the exercise of options and warrants, compared with $0.1 million for the same period in 2003. For the nine months ended August 31, 2004, we received $0.7 million from the exercise of options and warrants, compared with $0.2 million for the same period in 2003. The total number of common shares outstanding at the end of the third quarter increased to 72.1 million from 62.0 million at year-end 2003. The number of options and warrants outstanding at quarter-end is
4.7 million and could generate $32.0 million if fully exercised.

At August 31, 2004, our cash, cash equivalents, and marketable securities held to maturity totaled $90.4 million, compared with $60.1 million at year-end. The increase is a result of the net proceeds received from the financing that was completed March 4, 2004, less cash used in operations during the first three quarters of the fiscal period. We invest our cash resources in liquid government and corporate debt instruments having a single "A" credit rating or greater.

We are exposed to market-rate risk related to changes in interest rates and foreign exchange rates between the Canadian and U.S. dollar, which could affect the value of our marketable securities. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investments, due to the relative short-term nature of the investments.

We have no debt, guarantees, off-balance sheet arrangements, capital lease, or long-term obligations. Our operating obligations are as follows:

---------------------------------------------------------------------------------------------------

                                               Less than 1  1 - 3 years  3 - 5 years  More than 5
Contractual Obligations                Total   year                                   years
(in millions of dollars)
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Operating lease obligations            $1.8    $0.4         $0.7         $0.7         $0.0
---------------------------------------------------------------------------------------------------

Our net cash used in operating activities for the three and nine months ended August 31, 2004 was $13.2 million and $42.2 million, respectively, compared with $8.3 million and $20.7 million for the same period in 2003. This increase primarily reflects our net operating loss. The reasons for these higher operating losses are detailed above. Another key driver of the cash used in operating activities is changes in our working capital. The main driver of these changes for the three months and nine months ended August 31, 2004 is an increase in our accrued liabilities that is a result of certain expenses incurred in our ACCLAIM and SIMPADICO clinical trials that will not be paid out until certain trial milestones are reached, such as completion of recruitment or receipt of final study reports from clinical sites. The increased cash used in operations for 2004 primarily reflects our expanded clinical development programs and the larger infrastructure necessary to support these activities and expected growth.

RELATED PARTY TRANSACTIONS AND INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

Strategic Alliance with Quest Diagnostics Incorporated in the United States

We have a strategic alliance with Quest Diagnostics regarding the establishment of an outpatient services delivery model to support the commercial development of Celacade(TM) in the United States on an exclusive basis. The terms of our strategic alliance with Quest Diagnostics are expected to be finalized prior to our filing for FDA approval for Celacade(TM). In connection with this strategic alliance, Quest Diagnostics made an equity investment in our common shares of US$7.5 million in 2001 at a price of C$8.49 per share, resulting in the issuance of 1,406,783 common shares. Quest Diagnostics also received warrants to acquire 625,237 common shares at an exercise price of C$12.73 per share. These warrants are exercisable on or before November 6, 2006. Quest Diagnostics owns 3,056,783, or approximately 4.2%, of our common shares. We intend to pursue additional partnering arrangements for the United States market and to support marketing and sales activities, including medical education, promotion, and physician detailing. We also intend to establish further alliances to support marketing and sales of our products in the rest of the world.

Clinical Trial Services Agreements with Quest Diagnostics

We have entered into clinical trial services agreements with Quest Diagnostics to provide central laboratory testing and related services in connection with the ACCLAIM and SIMPADICO trials. The agreements are on terms customary for agreements of this nature.

RISKS AND UNCERTAINTIES

Our products are in development, have not yet been approved by regulatory authorities in all relevant jurisdictions, and have not yet been marketed commercially. Our business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, our current reliance on primarily one product, the adequacy of our patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of our products, and competition from pharmaceutical and other biotechnology companies. There can be no assurance that our ongoing preclinical and clinical research activities will provide positive outcomes or that the results of clinical trials will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that we will be successful in obtaining necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that we will be successful in marketing and distributing our products, or achieve reimbursement from government or private health authorities. We have also not yet demonstrated the ability to manufacture a product commercially.

The actual schedules for our ACCLAIM and SIMPADICO clinical trials could vary significantly from our forecast due to a number of factors. A key risk factor is patient recruitment rates into these trials, which are subject to the timely initiation of a sufficient number of clinical sites that have both an appropriate patient population available and the necessary research capacity. Site initiation activities include identifying qualified sites, achieving the necessary internal approvals at the sites, executing contracts with the sites, and providing our Celacade(TM) technology to the sites. An additional key risk factor associated with the timeline specific to the ACCLAIM trial is achieving the pre-defined number of events during a reasonable timeframe. Any delay in the completion of our clinical trials could cause the price of our common shares to decline.

We set goals for and make public statements regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delay or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize our products. There can be no assurance that our clinical trials will be completed as planned, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the scale-up of manufacturing and launch of any of our products. If we fail to achieve one or more of these planned milestones, the price of our common shares could decline.

We intend to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on favorable terms. The availability of financing will be affected by the results of our scientific and clinical research, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations.


A detailed list of the risks and uncertainties affecting our Company can be found in our Annual Information Form.

OUTLOOK

We expect to continue to incur operating losses as a result of the clinical trial activity necessary to support regulatory approval of Celacade(TM) in the United States, Canada, and other jurisdictions. Costs associated with phase III clinical trials are generally substantially greater than those for phase II trials, as the number of clinical sites and patients required is typically much larger. We also anticipate that general and administration expenses will continue to grow significantly to provide the necessary infrastructure to support our expanding clinical activity, as well as the development of infrastructure and processes necessary to support commercialization of Celacade(TM). We expect that our total expenditures will continue to grow in 2005. We believe we have sufficient cash resources to support operations into 2006. Although we completed a financing during the second quarter, there remains the potential that we could further increase our cash resources during 2004 through additional corporate finance and/or strategic alliance activities. Over the long term, we expect that we will require additional financing to grow and expand our operations, and we plan to raise funds from time to time through either strategic partnering initiatives or from the capital markets, even if we do not have an immediate need for additional capital. Funding requirements may vary depending on a number of factors, including the progress of our research and development programs; the extent and breadth of these programs; the results of preclinical studies and clinical trials; the cost, timing, and outcome of the regulatory approvals process; the establishment of marketing and sales or research and development collaborations; the cost of preparing, filing, prosecuting, maintaining, defending, and enforcing patent claims; and competing technological and market developments.

We have been granted CE Mark regulatory approval for Celacade(TM) in Europe. This regulatory approval enables Vasogen to market Celacade(TM) in the 25 member countries of the European Union - a strategy we plan to pursue upon the successful completion of our ongoing phase III trials. Assuming these trials are successful, we also plan to file for regulatory approval with the applicable regulatory authorities to market our products in the United States, Canada, and potentially other jurisdictions. To commercialize our products, we intend to enter into additional strategic alliances with established healthcare companies that have the commercial infrastructure necessary to support successful market introduction in various geographical jurisdictions.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate. We do not presently know of any factors that would indicate that a change in direction is needed in the next year.

This document contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," "has the potential to," "seek," "is possible," "could," "may," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, technological obsolescence, access to qualified clinical sites, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time to time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.